UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

DUPONT RETIREMENT SAVINGS PLAN

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

DUPONT RETIREMENT SAVINGS PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

DuPont Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year then ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 27, 2011

DUPONT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
Assets:
Investments at fair value:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$8,386,405,168	$7,880,469,020
Participant-directed brokerage account	122,381,042	95,909,689
Company stocks	824,498,418	614,393,004
Total investments at fair value	9,333,284,628	8,590,771,713

Receivables:
Accrued interest	—	1,058
Participants’ contributions	8,846,760	8,158,922
Employer’s contributions	11,921,637	11,269,645
Notes receivable from participants	87,931,119	81,407,079
Total receivables	108,699,516	100,836,704

Cash	4,541,613	4,952,846

Total assets	9,446,525,757	8,696,561,263

Liabilities:
Accounts payable	56,300	56,300

Net assets available for benefits, at fair value	9,446,469,457	8,696,504,963
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(234,997,375)	(110,947,176)
Net assets available for benefits	$9,211,472,082	$8,585,557,787

See Notes to Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

2010
Additions:
Investment income:
Net investment gain from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$571,205,866
Net appreciation in fair value of investments	286,261,368
Dividends	31,186,660
Other	308,012
Total investment income	888,961,906

Contributions:
Employer’s contributions	195,748,128
Participants’ contributions	212,696,206
Rollovers	2,892,868
Total contributions	411,337,202

Interest from notes receivable from participants	4,494,235

Total additions	1,304,793,343

Deductions:
Benefits paid to participants	676,589,986
Distribution of dividends	1,301,716
Administrative expenses	979,695
Total deductions	678,871,397

Asset transfers in	2,883
Asset transfers out	(10,534)

Net increase	625,914,295

Net assets available for benefits:
Beginning of year	8,585,557,787
End of year	$9,211,472,082

See Notes to Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont Retirement Savings Plan (the “Plan”) is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“IRC”) established by the Board of Directors of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”). The Plan is a tax-qualified, contributory profit sharing plan.

Administration

The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company.  The Savings Plan Investment Committee, whose members are also appointed by the Company, has responsibility for selecting and overseeing the plan investments.  The Company holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan.  Bank of America is the trustee for the balances in company stocks and the participant-directed brokerage account and also provides recordkeeping and participant services.

Effective January 28, 2008, the Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the “Master Trust”).  The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts.  DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, has responsibility to oversee the investments’ managers and evaluate funds’ performances under the Master Trust, except for the Master Trust Stable Value Fund (the “Stable Value Fund”), which is managed by DCMC.

Participation

All employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to participate in the Plan.

Contributions

Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions (“participant savings”). Participants may elect to make before-tax or after-tax contributions of 1% to 90% of eligible compensation, as defined.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants are automatically enrolled in the Plan at a 3% before-tax savings rate, if no action is taken by the employee within 60 days from the date of hire.  Under the automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America, and before-tax contributions are increased 1% annually, up to a maximum of 6% of pay.  The participant may elect not to participate in the plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s savings, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”) to each eligible employee account each month, equal to 3% of eligible pay, regardless of the employee’s contribution election.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Participant Accounts

The Plan’s record-keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions, and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers five passively managed index funds, six actively managed custom-designed funds, 11 target retirement funds, DuPont company stock, a stable value fund and a self-directed brokerage account where participants can choose from approximately 1,400 funds from 70 mutual funds families.  The Plan also contains an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends from the DuPont company stock paid out to them in cash instead of being reinvested in their Plan account.  For the year ended December 31, 2010, $1,301,716 in dividends were paid to participants in cash.

In previous years, the ConocoPhillips Stock Fund was closed to new investments by Plan participants. Plan participants may not invest additional contributions or request a fund transfer into this fund. However, they may transfer out of this fund at any time.

Vesting

Participant contributions and Company’s matching contributions are fully and immediately vested.  Retirement Savings Contributions are fully vested after any of the following circumstances:

•                  The participant has completed at least three years of service with the Company;

•                  The participant reaches age 65 while working for the Company;

•                  The participant terminates employment with the Company due to becoming totally disabled while working for the Company;

•                  The participant’s job with the Company is eliminated;

•                  The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;

•                  The participant dies while actively employed by the Company.

Participant balances related to company contributions transferred from the ChemFirst Inc. 401(k) Savings Plan and profit sharing contributions transferred from the DuPont 401(k) and Profit Sharing Plan that were not vested at the time the balances were merged in prior years into the Plan will continue to vest according to the previous plans’ vesting schedules.

Notes Receivable from Participants

Participants may borrow up to one-half of their non-forfeitable account balances subject to a $1,000 minimum and required regulatory loan maximum limitations. The loans are executed by promissory notes and have a minimum term of one year and a maximum term of five years, except for qualified residential loans, which have a maximum term of 10 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or pension checks or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty.  At December 31, 2010, loan interest rates ranged from 4.00% to 10.00%.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Payment of Benefits

Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates.  However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account.  On separation from service, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70½ or the year following retirement or termination of employment.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $377,546 and $272,656, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses and to reduce the amount of future employer contributions.  During the year ended December 31, 2010, forfeited accounts were used to reduce employer contributions, reinstate participant’s accounts and pay for administrative expenses in the amounts of approximately $317,000, 879,000 and 50,000, respectively.

Administrative Expenses

Administrative expenses, including but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2010 were $979,695, net of fee reimbursements and excludes expenses paid by the Master Trust.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Risks and Uncertainties

The Plan utilizes various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options, swaps and derivative contracts.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Company stocks are valued at the year-end market price of the common stocks.  The participant-directed brokerage account, which consists of shares of registered investment companies (“mutual funds”), is valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of company stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $670,239 and $681,192 at December 31, 2010 and 2009, respectively.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial condition.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

In March 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011.  The Plan is currently evaluating the impact of the adoption on the financial statements.

NOTE 3 — INVESTMENTS

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2010 and 2009 consist of the Plan’s interest in the Master Trust and investment in the DuPont Company Stock.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010
Company stocks	$275,854,658
Participant-directed brokerage account	10,406,710
Net appreciation in fair value of investments	$286,261,368

For the year ended December 31, 2010, the Plan net investment gain from interest in the Master Trust amounted to $571,205,866.

NOTE 4 — INTEREST IN MASTER TRUST

As previously described, effective January 28, 2008, the Plan entered into a Master Trust Agreement with Northern Trust to establish a new Master Trust.  This Master Trust contains several actively managed investments pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Stable Value Fund.

At December 31, 2010, the Master Trust includes the assets of the following plans:

•                  DuPont Retirement Savings Plan

•                  DuPont 401(k) and Profit Sharing Plan

•                  Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the Plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was 99.20% and 99.33% as of December 31, 2010 and 2009, respectively.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Master Trust Investments

The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee at year-end.

Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the trustees’ or investment managers’ best estimates.

Forward foreign currency contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the U.S. dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

The Master Trust holds contracts that have investments in fully benefit-responsive investment contracts.  In accordance with GAAP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the guaranteed investment contracts (“GICs”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic and separate account GICs are determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”).  The fair value of the wrappers for the GICs are primarily determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions.  That change in fees is applied to the year-end book value of the contract to determine the wrapper contract’s fair value.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following presents the Master Trust’s net assets at December 31, 2010 and 2009:

	2010	2009
Assets
Investments, at fair value:
Common stocks	$1,036,121,034	$1,069,544,763
Preferred stocks	3,664,629	5,662,597
Fixed income securities	49,952,320	28,258,005
Mutual funds	299,935,070	110,849,115
CCTs	1,502,499,265	1,217,694,419
Investment contracts	5,563,483,176	5,492,836,673
Cash and short term investments	15,055,667	18,740,468
Total investments	8,470,711,161	7,943,586,040

Cash	144,343	55,938
Receivables for securities sold	13,453,848	3,653,373
Unrealized appreciation on foreign exchange contracts	—	246,716
Accrued income	1,518,871	1,305,186
Other assets	28,662	—
Total assets	8,485,856,885	7,948,847,253

Liabilities
Payables for securities purchased	25,868,142	9,198,251
Unrealized depreciation on foreign exchange contracts	88,378	—
Accrued expenses	4,472,816	4,620,603
Other liabilities	16,499	28,955
Total liabilities	30,445,835	13,847,809

Master Trust net assets, at fair value	8,455,411,050	7,934,999,444
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(236,883,567)	(111,699,787)
Master Trust net assets	$8,218,527,483	$7,823,299,657

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following presents net investment gain for the Master Trust for the year ended December 31, 2010:

2010
Change in net appreciation (depreciation) in fair value of investments:
Investments, at fair value:
Common stocks	$155,154,609
Preferred stocks	558,395
Mutual funds	27,866,364
Fixed income securities	1,929,593
CCTs	183,641,894
Other	2,337
Net foreign currency exchange gains	135,169
Net appreciation on swap agreements	22,974
Net depreciation on foreign exchange contracts	(1,717,704)
Net depreciation on futures contracts	(118,133)
Net increase from investments	367,475,498

Investment income (expense):
Interest	208,492,488
Dividends	15,220,540
Administrative expenses	(12,961,616)
Net investment gain	$578,226,910

Investments of the Master Trust that represent 5% or more of the Master Trust assets as of December 31, 2010 and 2009 were as follows:

	2010	2009
Underlying Assets of Synthetic GICs:
GEM Trust Short Duration	$579,605,654	$619,605,204
GEM Trust Risk-Controlled 1	472,783,635	682,195,256
GEM Trust Risk-Controlled 2 A	263,681,824	697,484,554
GEM Trust Opportunistic 1 A	79,245,476	546,691,462
GEM Trust Opportunistic 2 A	315,243,413	719,260,547
GEM Trust Opportunistic 3	442,469,957	606,115,121
PIMCO Separate Account B	534,978,466	—
PIMCO Low Duration Fund C	—	724,412,126

Separate Account GICs:
Prudential Retirement & Annuity Co. B	1,130,222,021	—
Metropolitan Life Insurance Co. B	597,598,653	—

A                 Investment represents less than 5 percent of the Master Trust net assets as of December 31, 2010.

B                  Investment was not part of the Master Trust assets as of December 31, 2009.

C                  Investment was not part of the Master Trust assets as of December 31, 2010.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Description of the Master Trust’s Investment Contracts

The Stable Value Fund invests in traditional GICs, synthetic GICs, and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of a DCMC sponsored GEM Trusts and a PIMCO managed separate account fixed income portfolio.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The crediting interest rates on investment contracts ranged from 0.67% to 6.44% for the year ended December 31, 2010 and from 3.69% to 5.83% for the year ended December 31, 2009.  The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 3.89% and 4.06% for the year ended December 31, 2010 and 2009, respectively.  The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 3.50% and 4.54% for the years ended December 31, 2010 and 2009, respectively.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

The crediting rates for synthetic and separate account GICs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

Traditional GICs expose the Plan through the Stable Value Fund to direct credit risk associated with each contract issuer.  To mitigate this risk, the investment guidelines prohibit DCMC from purchasing contracts from issuers with a credit rating lower than Aa3/AA.  In addition, the weighted average credit rating of all contracts must be A3/A- or higher at all times and no single traditional GIC issuer may represent more than 5% of the total Stable Value Fund.  Additionally, DCMC continually monitors the issuers of these investments through external credit rating agencies.  DCMC monitors credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•                  The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the IRC.

•                  The Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•                  The Plan/Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•                  The Plan/Trust or its representative makes a material misrepresentation.

•                  The Plan/Trust makes a material amendment to the Plan/Trust and/or the amendment adversely impacts the issuer.

•                  The Plan/Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•                  The balance of the contract value is zero or immaterial.

•                  Mutual consent.

•                  The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic and separate account GICs, additional termination events include the following:

•                  The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•                  The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

For synthetic and separate account GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic and separate account GIC that terminates the contract with another synthetic and separate account GIC issuer. Both options help maintain the stable contract value.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust

In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

NOTE 5 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2010:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$824,498,418	$—	$—	$824,498,418
Participant-directed brokerage account[1]	122,381,042	—	—	122,381,042
Total Plan’s investments	$946,879,460	$—	$—	$946,879,460

Master Trust’s investments:
Common stocks:
International common stocks	$167,198,740	$—	$—	$167,198,740
Large-cap domestic common stocks	510,225,660	—	—	510,225,660
Mid-cap domestic common stocks	296,682,652	—	—	296,682,652
Small-cap domestic common stocks	62,013,982	—	—	62,013,982
Total common stocks	1,036,121,034	—	—	1,036,121,034

Investment contracts:
Separate account GICs	—	2,054,237,682	—	2,054,237,682
Traditional GICs	—	814,045,947	—	814,045,947
Wrapper contracts	—	7,191,123	—	7,191,123
Underlying assets on synthetic GICs:				—
Pooled separate account	—	534,978,466	—	534,978,466
Commingled funds	—	2,153,029,958	—	2,153,029,958
Total investment contracts	—	5,563,483,176	—	5,563,483,176

Preferred stocks	3,664,629	—	—	3,664,629
Fixed income securities	—	49,952,320	—	49,952,320
Mutual funds	299,935,070	—	—	299,935,070
CCTs	—	1,502,499,265	—	1,502,499,265
Cash and short term investments	—	15,055,667	—	15,055,667
Total Trust investments assets	1,339,720,733	7,130,990,428	—	8,470,711,161

Other financial instruments[2]	(16,500)	(59,715)	—	(76,215)
Total Master Trust assets	$1,339,704,233	$7,130,930,713	$—	$8,470,634,946

1                   Underlying assets on the participant-directed brokerage account relate to mutual funds.

2                   Other financial instruments include forwards, futures, options and swaps.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$614,393,004	$—	$—	$614,393,004
Participant-directed brokerage account[1]	95,909,689	—	—	95,909,689
Total Plan’s investments	$710,302,693	$—	$—	$710,302,693

Master Trust’s investments:
Common stocks:
International common stocks	$128,216,804	$—	$—	$128,216,804
Large-cap domestic common stocks	609,918,604	—	—	609,918,604
Mid-cap domestic common stocks	286,302,553	—	—	286,302,553
Small-cap domestic common stocks	45,106,802	—	—	45,106,802
Total common stocks	1,069,544,763	—	—	1,069,544,763

Investment contracts:
Traditional GICs	—	894,567,953	—	894,567,953
Wrapper contracts	—	2,504,450	—	2,504,450
Underlying assets on synthetic GICs:
Mutual funds	724,412,126	—	—	724,412,126
Commingled funds	—	3,871,352,144	—	3,871,352,144
Total investment contracts	724,412,126	4,768,424,547	—	5,492,836,673

Preferred stocks	5,662,597	—	—	5,662,597
Fixed income securities	—	28,258,005	—	28,258,005
Mutual funds	110,849,115	—	—	110,849,115
CCTs	—	1,217,694,419	—	1,217,694,419
Cash and short term investments	—	18,740,468	—	18,740,468
Total Trust investments assets	1,910,468,601	6,033,117,439	—	7,943,586,040

Other financial instruments[2]	(8,825)	226,586	—	217,761
Total Master Trust assets	$1,910,459,776	$6,033,344,025	$—	$7,943,803,801

1                   Underlying assets on the participant-directed brokerage account relate to mutual funds.

2                   Other financial instruments include forwards, futures, and options.

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 6 — CONOCOPHILLIPS STOCK

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2003, the Conoco Stock Fund became the ConocoPhillips Stock Fund. The balance on the Statement of Net Assets Available for Benefits within Company stocks related to ConocoPhillips stock was $47,488,346 and $40,894,391 at December 31, 2010 and 2009, respectively.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Northern Trust and Bank of America, which also serve as trustees. In addition, the Plan offers the DuPont Company stock as an investment option. At December 31, 2010, the Plan held 15,577,588 shares of DuPont common stock valued at $777,010,072.  At December 31, 2009, the Plan held 17,032,925 shares of DuPont common stock valued at $573,498,613.  During the year ended December 31, 2010, the Plan purchased and sold approximately $131,426,000 and $171,235,000 of DuPont common stock, respectively.  Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Also, the Stable Value Fund assets held by the Plan are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was approximately $2,419,000 for the year ended December 31, 2010.  DCMC fee amounts relate to the Master Trust and are allocated proportionately to the plans within the Master Trust based on each plan’s interest to the total fair value of the Master Trust investment funds.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 8 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the profit sharing contributions.

NOTE 9 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related Trusts are exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated October 9, 2003, covering the Plan and amendments through December 2, 2002, has been received by the Plan. The Plan has been amended since receiving the determination letter. In January 2011, the Plan submitted a request to renew the tax determination letter and is awaiting a reply from the IRS.  The Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$9,211,472,082	$8,585,557,787
Amounts allocated to withdrawing participants	(670,239)	(681,192)
Loans balances considered deemed distributions	(330,714)	(343,266)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	234,997,375	110,947,176
Net assets available for benefits per the Form 5500	$9,445,468,504	$8,695,480,505

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2010 to total income per the Form 5500:

2010
Total additions per the financial statements	$1,304,793,343
2010 adjustment from contract value to fair value for fully benefit-responsive investment contracts	234,997,375
2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(110,947,176)
Total income per the Form 5500	$1,428,843,542

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.  The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2010:

2010
Total deductions per the financial statements	$678,871,397
Amounts allocated to withdrawing participants at December 31, 2010	670,239
Amounts allocated to withdrawing participants at December 31, 2009	(681,192)
Current year cumulative deemed distributions	330,714
Prior year cumulative deemed distributions	(343,266)
Total expenses per the Form 5500	$678,847,892

SUPPLEMENTAL SCHEDULE

DUPONT RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	DuPont Company Stock	Company stock	**	$777,010,072
	ConocoPhillips Stock	Company stock	**	47,488,346

*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	8,386,405,168

*	Participant-directed Brokerage Account	Brokerage account	**	122,381,042

*	Notes receivable from participants	4.00% to 10.00% - Maturing from January 2011 to January 2021	**	87,931,119
	Total Assets Held At End of Year			$9,421,215,747

*	Party-in-interest
**	Cost not required for participant directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Retirement Savings Plan

/s/ Robert Slone
Robert Slone
Director — Global Rewards

June 27, 2011